Exhibit 99.1

AEHL Announces Change of Fiscal Year End

New York, NY, December 19, 2025 (GLOBE NEWSWIRE) Antelope Enterprise Holdings Limited (NASDAQ: AEHL, or the “Company”), today announced that its board of directors has approved a change of the Company’s fiscal year end from December 31 to September 30.

The Company plans to file a transition report on Form 20-F for the transition period of January 1, 2025 through September 30, 2025. The Company’s 2026 fiscal year will begin on October 1, 2025 and end on September 30, 2026.

CEO Ms. Tingting Zhang, stated: “This fiscal year change is intended to better align our reporting cycle with the Company’s operational and financial planning needs. We remain committed to high standards of financial reporting, transparency, and compliance.”

About Antelope Enterprise Holdings Limited

Antelope Enterprise Holdings Limited engages in energy infrastructure solutions through natural gas power generation via its wholly owned subsidiary AEHL US LLC (“AEHL US”) and holds a 51% ownership position in Hainan Kylin Cloud Services Technology Co. Ltd (“Kylin Cloud”), which operates a livestreaming e-commerce business in China. Kylin Cloud provides access to over 800,000 hosts and influencers. For more information, please visit our website at https://aehltd.com.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the consumer and technology sectors continuing to exhibit sound long-term fundamentals, and our ability to continue to grow our business management, information system consulting, and online social commerce and live streaming business. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2024 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact Information:

Antelope Enterprise Holdings Limited

Xiaoying Song,

Chief Financial Officer

info@aehltd.com

WFS Investor Relations Inc.

Janice Wang

Email: services@wealthfsllc.com

+1 628 283 9214